UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 16, 2005

IDAHO GENERAL MINES, INC.
(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

A press release dated August 16, 2005 regarding the addition of a second phase, Phase 2 mining plans, for the Company's Mount Hope Molybdenum Project in central Nevada is attached as Exhibit 99.1. These plans enlarge and deepen the open pit mining plan of Phase 1 announced by the Company on April 25, 2005.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

c) Exhibits:

    99.1   Press release dated August 16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.

        /s/ Robert L Russell
By:_____
        Robert L. Russell, President

Date: August 17, 2005



EXHIBIT 99.1

PRESS RELEASE

Spokane, Washington – 16 August, 2005
IDAHO GENERAL MINES, INC.

Trading Symbol: IGMI.OB (OTC:BB)

Idaho General
Announces Phase 2 Mining Plans for Its World-Class Mount Hope Molybdenum Project

MINE LIFE DOUBLED TO OVER 60 YEARS; TOTAL MOLYBDENUM PRODUCTION TO EXCEED 1.2 BILLION POUNDS

August 16, 2005 – Spokane, Washington – **IDAHO GENERAL MINES, INC**. **(OTC BB:IGMI.OB)** ("Idaho General Mines, Inc. or the "Company") announced today the addition of a second phase, Phase 2 mining plan, for its Mount Hope Molybdenum Project in central Nevada. This plan enlarges and deepens the open pit mining plan of Phase 1 announced by the Company on April 25. Mount Hope is one of the largest molybdenum-porphyry deposits in the world and, once in operation, will represent the first large-scale, high-grade, primary molybdenum mine to be placed into production in the United States in over two decades. The operating plan document, to be submitted to the regulators as the formal initiation of the NEPA permitting process, will now include both mining phases and final processing of stockpiles. This brings the total production period to about 63 years.

As announced previously, the Company's Mount Hope feasibility study indicates robust project economics throughout its expected lifetime. Phase 1 mining plans are based upon building of a 40,000 metric tonne (44,000-ton) per day operation that produces an average 28.5 million pounds of molybdenum annually at projected cash costs of about $3.40 per pound for its first 20 years of operation. During Phase 1, 580 million pounds of molybdenum will be recovered from 300 million tonnes (330 million tons) of mined ore grading 0.098-percent molybdenum. In the first five years of operation, the plan forecasts an average 34 million pounds of annual molybdenum production from higher grade ore grading 0.12-percent.

The integration of Phase 2 mining plans at Mount Hope further enhances the project by doubling its operating life from 30 years to over 60 years and increasing expected life-of-mine molybdenum production from 700 million to about 1,280 million pounds (approx. 1.3 billion pounds). Phase 2 mining will be accomplished by deepening the Phase 1 open pit by 930 feet, allowing the extraction of nearly a half-billion additional tonnes of ore grading 0.063-percent molybdenum, resulting in an additional 576 million pounds over 33 years (years 21 to 53). As in the Phase 1 study, processing of lower-grade stockpiled ore will complete the final ten years of operation, from year 54 to year 63, resulting in about 127 million pounds of molybdenum.

The feasibility study demonstrates that both Phase 1 and Phase 2 mining plans at Mount Hope result in robust economics using a conservative molybdenum price forecast of $7 per pound. The current market price for molybdenum is just under $30 per pound.

Initial capital costs at Mount Hope are estimated at about $400 million. This figure includes construction costs for roasting facilities that will produce technical-grade molybdenum oxide (TMO), an end product that can be shipped directly to the stainless steel and specialty metal alloy markets worldwide. The Phase 2 plan relies entirely on Phase 1 infrastructure and will thus require no additional capital facilities costs.

The updated mining plans for Mount Hope make thorough use of data generated by prior exploration efforts, including 165 drill holes totaling 230,000 feet, primarily by Exxon Minerals Company. Idaho General has access to the extensive drill database as well as feasibility studies, environmental studies, and all drill core.

Idaho General has commenced the permitting process at Mount Hope and has retained SRK as its principal environmental contractor. Permitting, which allows construction to start, is expected to take approximately two years following the submittal of a Plan of Operation to the U.S. Bureau of Land Management (BLM). Mine construction is expected to take approximately two additional years with initial production targeted for early-2009.

As announced on August 9, Idaho General has retained Wachovia Securities to investigate all options available to the Company with the objective of maximizing shareholder value, including a sale or merger of Idaho General or other transactions designed to realize the value of its mineral properties, including Mount Hope.

Idaho General Mines, Inc. is an American mineral exploration company specializing in advanced-stage molybdenum projects. Idaho General controls 100 percent of the Mount Hope deposit in central Nevada which contains one of the largest molybdenum-porphyry deposits in the world, a nearly one billion ton ore body that extensive drilling and 2005 feasibility studies indicate will produce over 1.2-billion pounds of recoverable molybdenum during its 63-year lifetime. The Company's positive feasibility study proposes a 40,000-tonne (44,000 ton) per day operation to produce 28.5 million pounds of molybdenum annually at cash costs of about $3.40 per pound for its first twenty years. The Idaho General portfolio contains additional advanced-stage, high-potential molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team and its stock trades on the OTC Bulletin Board under the symbol "IGMI". (To satisfy the modern convention, the company's feasibility uses metric tonnes. A metric tonne is 2204.6 lbs where as a short ton is 2000 lbs). The company's web site is www.idahogeneralmines.com.